  Exhibit 99.1

High Tide to Open Third Canna Cabana in Mississauga, Ontario

CALGARY, AB, March 21, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 4141 Dixie Road, Mississauga, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Sunday, March 24. This opening will mark High Tide's 166th Canna Cabana branded retail cannabis location in Canada, the 57th in the province of Ontario and the 3rd in Mississauga.

This Canna Cabana opens within a sprawling retail power centre located right next to the popular Rockwood Mall. This location is surrounded by major grocery chains, discount retailers, a national pharmacy retailer, quick-service restaurants, and is steps away from a provincially owned liquor store. Additionally, this new store is situated next to a major private career college.

"Mississauga is an exciting new frontier for Canna Cabana, and I am thrilled to announce our third organic store opening in the city. Rockwood Mall is a bustling retail power centre in northeast Mississauga, with many national anchor tenants, which is also strategically located at the crossroads of two major thoroughfares. With few competitors in the city's north end, this location is poised to capitalize on the tremendous volume of consumers already in the vicinity," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Ontario presents an enormous growth opportunity for High Tide, as it is the largest and most populous province in Canada and home to our most lucrative stores. Our potent and innovative, first-of-its-kind discount club model in North America, the Cabana Club, now includes over 1.32 million members. This location will allow us to sign up more ELITE and Cabana Club members in the major city of Mississauga, with the eventual goal of launching our club model internationally as more countries embrace federal cannabis legalization. It's full steam ahead at High Tide, in terms of ramping up store growth, focused on the Ontario market, and I look forward to announcing several new Canna Cabana locations in the coming weeks," added Mr. Grover.

Grant of Restricted Share Units

The Company also announced that its Board of Directors has approved a grant of 95,976 restricted share units ("RSUs") to officers of the Company pursuant to the Company's Omnibus Plan, which became effective on June 2, 2022. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 166 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, our commitment to opening future stores in prime power centre locations and the expansion of our discount club model, the addition of new ELITE and Cabana Club members, and the announcement of additional locations in the coming weeks. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 21-MAR-24